SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Liquidation World, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

536 34D 203

(CUSIP Number)

Ginette Depelteau
Caisse de dépôt et placement du Québec
1981 McGill College Avenue, Montreal (Quebec), H3A 3C7
Tel.: (514) 847-5901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 536 34D 203

  Name Of Reporting Persons
  I.R.S. Identification nos. of above persons (entities only)

  Caisse de dépôt et placement du Québec

  Check the Appropriate Box if a Member of a Group (See Instructions)

  (a) [ ]

  (b) [ ]

  SEC USE ONLY

  Source of Funds (See Instructions)

  WC

  Check if Disclosure of Legal Proceedings is Required
  Pursuant to Items 2(d) or 2(e) [ ]

  Citizenship or Place of Organization

  Montreal (Quebec) Canada

  Sole Voting Power

  954,200 Common Shares

  Shares Voting Power

  Sole Dispositive Power

  954,200 Common Shares

  Shares Dispositive Power

  Aggregate Amount Beneficially Owned by Each Reporting Person

  954,200 Common Shares

  Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]

  Percent of Class Represented by Amount in Row (11)

  11.16%

  Type of Reporting Person (See Instructions)

  CO

AMENDMENT NO 2

This statement constitutes AN AMENDMENT to the statement previously filed on Schedule 13D by Caisse de dépôt et placement du Québec.

Item 1 - Security and Issuer

This statement is made with respect to the Commons Shares (the "Shares") of Liquidation World, Inc. ("Liquidation"), a Canadian corporation, the address of the principal executive offices of which is 3880, 29th Street NE, Calgary, Alberta T1Y 6B6.

Item 2 - Identity and Background

This statement is filed by the Caisse de dépôt et placement du Québec ("Caisse"). Caisse is a legal person without share capital and a mandatary of the State of the Province de Québec, created by a special act of the Legislature of the Province de Québec. The principal business of Caisse is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province de Québec.

The address of Caisse's principal business and principal office is 1981, avenue McGill College, Montréal, Québec. The names of the directors and executive officers of Caisse, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Caisse are set forth in Exhibit A, attached hereto.

Each of the directors and executive officers named in Exhibit A is a Canadian citizen.

Neither Caisse nor any of the individuals listed in Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3 - Source and Amount of Funds or Other Consideration

The net Can. $804,000 paid for the 100,000 Shares acquired and beneficially owned by the Caisse were obtained from the funds on deposit at the Caisse.

Caisse also sold 200,000 Shares for Can.$1,124,000.

Item 4 - Purpose of Transaction

The Shares reported on herein were purchased or sold for purposes of investment. Caisse intends to review its investment in Liquidation periodically, and may, depending on relevant economic and financial market conditions and matters relating to Liquidation, either acquire additional Shares or sell Shares. Any subsequent acquisition of such Shares by Caisse may be made by way of market purchases, private agreements or otherwise.

Caisse has no plan or proposal which relates to or would result in a change in Liquidation business, corporate structure, board of directors, management, capitalization, dividend policy, charter or bylaws or to the registration of Liquidation Shares or their listing on securities exchanges.

Item 5 - Interest in Securities of Issuer
  With recent transactions Caisse now beneficially owns 954,200 Shares, representing 11.16% of the Shares outstanding pursuant to most recently available filing with the Commission. The beneficial ownership of Liquidation by the individuals named in item 2 is set forth to the best of Caisse's knowledge in Exhibit C attached, when applicable.
  Caisse has the power to vote and to dispose of the Shares it owns.
  The dates and amounts of all transactions in the Shares that were effected by the Caisse during the past sixty days are set forth in Exhibit B attached hereto.
  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Liquidation listed in response to this item.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Caisse and, to the best of its knowledge, the individuals named in Item 2, have no contracts, arrangements, understandings or relationships with respect to any securities of Liquidation.

Item 7 - Material to be Filed as Exhibits

Exhibit A: List of Executive Officers and Directors of Caisse.

Exhibit B: Table of Dates, Number of Shares Purchased and Sold and Price per Share of Purchases and Sales.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Date: October 23, 2002

Signature

Ginette Depelteau, Vice-President and Corporate Secretary

Name / Title

EXHIBIT A
PRINCIPAL
DIRECTORS	BUSINESS ADDRESS	OCCUPATION

Henri-Paul Rousseau	Caisse de dépôt et placement du Québec	Chairman
1981, avenue McGill College
Montréal (Québec) H3A 3C7

Guy Morneau	Régie des rentes du Québec	Chairman of the Board
	2600, boul. Laurier, bureau 546	and President
Québec (Québec) G1V 4T3

Jean-Claude Bachand	Fraser Milner Casgrain	Lawyer
1, Place Ville-Marie
Bureau 3900
Montréal (Québec) H3B 4M7

Bernard Bonin	745, Hot Springs Way
Ottawa (Québec) K1V 1W8

Claudette Carbonneau	Confédération des syndicats nationaux	President
1601, Delorimier
Montréal (Québec) H2K 4M5

Alban D'Amours	Mouvement des caisses Desjardins	President
100, avenue des Commandeurs
Lévis (Québec) G6V 7N5

Sylvie Dillard	Fonds québécois de la recherche	Member and President
	sur la nature et les technologies	of the Board and Chief
	140, Grande-Allée Est, Bureau 450	Executive Officer
Québec (Québec) G1R 5M8

Yves Filion	Hydro-Québec Distribution	President
75, boul. René-Lévesque Ouest
Montréal (Québec) H2Z 1A4

Gilles Godbout	Ministère des Finances	Deputy Minister,
	12, rue St-Louis	Finance, Economy
	Québec (Québec) G1R 5L3	and Research

PRINCIPAL
DIRECTORS	BUSINESS ADDRESS	OCCUPATION

Thomas O. Hecht	Technologies IBEX Inc.	Chairman Emeritus
5485, rue Paré
Montréal (Québec) H4P 1P7
Henri Massé	Fédération des travailleurs et	President
travailleuses du Québec
545, boul. Crémazie Est, 17[e] étage
Montréal, (Québec) H2M 2V1

Nicole Trudeau	Commission municipale du Québec	Vice-President
500, René-Lévesque Blvd. West
Suite 24.200
Montréal (Québec) H2Z 1W7

Duc Vu	Commission administrative des régimes	President
de retraite et d'assurances
475, St-Amable
Québec (Québec) G1R 5X3

John T. Wall	6601, Radnor Road
Bethesda, Maryland
20817 USA

PRINCIPAL
OFFICERS	BUSINESS ADDRESS	OCCUPATION

Henri-Paul Rousseau	Caisse de dépôt et placement du Québec	Chairman
1981, avenue McGill College
Montréal (Québec) H3A 3C7

Fernand Perreault	Same	Senior Vice-President,
CDP Group- President,
CDP Real Estate

Claude Séguin	Same	President, CDP Private
Equity and Executive
Vice-President,
CDP Group

PRINCIPAL
OFFICERS	BUSINESS ADDRESS	OCCUPATION

Bertrand Lauzon	Same	Executive Vice-President,
CDP Group, Finance and
Information Technology

Jean-Claude Cyr	Same	Executive Vice-President,
CDP Group, Investment
Planning and Management

François Geoffrion	Same	Executive Vice-President,
CDP Group Strategic
Development

Ginette Depelteau	Same	Vice-President and
Corporate Secretary

EXHIBIT B

TABLE OF PURCHASES AND SALES OF LIQUIDATION WORLD, INC.

PURCHASES
		PRICE PER SHARE
DATE	NUMBER OF SHARES	IN CANADIAN DOLLARS

April

08	100,000	8.04

SALES
		PRICE PER SHARE
DATE	NUMBER OF SHARES	IN CANADIAN DOLLARS

October

23	200,000	5.62

Purchases and Sales effected in Canada